                                                 Filed Pursuant to Rule 424(a)
                                                 Registration Nos. 333-22055
                                                                   333-22055-01

                SUBJECT TO COMPLETION, DATED FEBRUARY 24, 1997


* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
* INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A       *
* REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE *
* SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR    *
* MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT  *
* BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR *
* THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE    *
* SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE  *
* UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS   *
* OF ANY SUCH STATE.                                                          *
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

PROSPECTUS

                         520,000 PREFERRED SECURITIES

                              MVBI CAPITAL TRUST

              FLOATING RATE CUMULATIVE TRUST PREFERRED SECURITIES

                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)

                      GUARANTEED, AS DESCRIBED HEREIN, BY
                                                               Parent Company of
                              MISSISSIPPI VALLEY                 SOUTHWEST BANK
                               BANCSHARES, INC.

                              -------------------

             $13,000,000 FLOATING RATE SUBORDINATED DEBENTURES OF

                      MISSISSIPPI VALLEY BANCSHARES, INC.

                              -------------------

    The Floating Rate Cumulative Trust Preferred Securities (the "Preferred Securities") offered hereby represent preferred undivided beneficial interests in the assets of MVBI Capital Trust, a statutory business trust created under the laws of the State of Delaware ("MVBI Capital"). Mississippi Valley Bancshares, Inc., a Missouri corporation (the
                                                       (continued on next page)

    Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol "MVBIP."

                              -------------------

    SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                              -------------------

      THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NON-BANKING AFFILIATE OF THE COMPANY (EXCEPT TO THE EXTENT THAT PREFERRED
       SECURITIES ARE GUARANTEED BY THE COMPANY AS DESCRIBED HEREIN), ARE
          NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
           ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS,
                     INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================
                                                       PRICE TO           UNDERWRITING           PROCEEDS TO
                                                        PUBLIC           COMMISSION<F1>        MVBI CAPITAL<F2>
-------------------------------------------------------------------------------------------------------------------
Per Preferred Security..........................        $25.00              $    <F2>               $25.00
-------------------------------------------------------------------------------------------------------------------
Total<F3>.......................................      $13,000,000           $    <F2>            $13,000,000
===================================================================================================================

<F1>MVBI Capital and the Company have each agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

<F2>In view of the fact that the proceeds of the sale of the Preferred
    Securities will be invested in the Subordinated Debentures, the Company has agreed to pay the Underwriter as compensation for its arranging the
    investment therein of such proceeds, $    per Preferred Security, or
    $        in the aggregate, ($        if the over-allotment option is
    exercised in full). See "Underwriting." The Company has also agreed to pay the expenses of the offering estimated to be $200,000.

<F3>MVBI Capital has granted the Underwriter an option exercisable within 30 days from the date of this Prospectus to purchase up to 78,000 additional Preferred Securities on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional Preferred Securities are purchased, the total Price to Public and Proceeds to MVBI Capital will be $14,950,000. See "Underwriting."

                              -------------------

    The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of certificates for the Preferred
Securities will be made on or about           , 1997.

                          STIFEL, NICOLAUS & COMPANY

                                 INCORPORATED
          , 1997

(continued from previous page)

"Company"), will own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of MVBI Capital.

    State Street Bank and Trust Company is the Property Trustee (as defined herein) of MVBI Capital. MVBI Capital exists for the purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount of Floating Rate Subordinated Debentures (the "Subordinated Debentures") of the Company. The Subordinated Debentures will mature on March 31, 2027, which date may be (i) shortened to a date not earlier than March 31, 2002, or (ii) extended to a date not later than March 31, 2036 if certain conditions are met (including, in the case of shortening the Stated Maturity (as defined herein), the Company having received prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of the Preferred Securities--Subordination of Common Securities."

    Holders of Preferred Securities are entitled to receive preferential cumulative cash distributions (the "Distributions"), at the annual rate equal
to 3-Month Treasury (as defined herein) plus    % (the "Distribution Rate")
of the liquidation amount of $25 per Preferred Security (the "Liquidation Amount"), accruing from the date of original issuance and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing June 30, 1997. The Company has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extended Interest Payment Period"); provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, the Company may elect to begin a new Extended Interest Payment Period subject to the requirements set forth herein. If interest payments on the Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. DURING AN EXTENDED INTEREST PAYMENT PERIOD, INTEREST ON THE SUBORDINATED DEBENTURES WILL CONTINUE TO ACCRUE (AND THE AMOUNT OF DISTRIBUTIONS TO WHICH HOLDERS OF THE PREFERRED SECURITIES ARE ENTITLED WILL ACCUMULATE) AT THE DISTRIBUTION RATE, COMPOUNDED QUARTERLY, AND HOLDERS OF THE PREFERRED SECURITIES WILL BE REQUIRED TO INCLUDE INTEREST INCOME IN THEIR GROSS INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES IN ADVANCE OF RECEIPT OF THE CASH DISTRIBUTIONS WITH RESPECT TO SUCH DEFERRED INTEREST PAYMENTS. A HOLDER OF PREFERRED SECURITIES THAT DISPOSES OF ITS PREFERRED SECURITIES BETWEEN RECORD DATES FOR PAYMENTS OF DISTRIBUTIONS (AND CONSEQUENTLY DOES NOT RECEIVE A DISTRIBUTION FROM MVBI CAPITAL FOR THE PERIOD PRIOR TO SUCH DISPOSITION) WILL NEVERTHELESS BE REQUIRED TO INCLUDE ACCRUED BUT UNPAID INTEREST ON THE SUBORDINATED DEBENTURES THROUGH THE DATE OF DISPOSITION IN INCOME AS ORDINARY INCOME AND TO ADD SUCH AMOUNT TO ITS ADJUSTED TAX BASIS IN ITS PRO RATA SHARE OF THE UNDERLYING SUBORDINATED DEBENTURES DEEMED DISPOSED OF. See "Description of the Subordinated Debentures--Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences--Potential
Extension of Interest Payment Period and Original Issue Discount" and "--Disposition of Preferred Securities."

    The Company and MVBI Capital believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guaranty, on a subordinated basis, of all of the obligations of MVBI Capital under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by MVBI Capital, as described herein. See "Description of the Guarantee--General." If the Company does not make interest payments on the Subordinated Debentures held by MVBI Capital, MVBI Capital will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when MVBI Capital does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against the Company pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined herein) of the Company. The Subordinated Debentures are unsecured obligations of the Company and are subordinated to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

                                                       (continued on next page)

(continued from previous page)

    The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after March 31, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred Securities--Redemption or Exchange."

    The Company has the right at any time to dissolve, wind-up or terminate MVBI Capital subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. In the event of the voluntary or involuntary dissolution, winding up or termination of MVBI Capital, after satisfaction of liabilities to creditors of MVBI Capital as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $25 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Subordinated Debenture having an aggregate principal amount equal to the Liquidation Amount of such Preferred Securities (and carrying with it accumulated interest in an amount equal to the accumulated and unpaid Distributions then due on such Preferred Securities), subject to certain exceptions. See "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination."

                       --------------------------------

    The Company will provide to the holders of the Preferred Securities quarterly reports containing unaudited financial statements, if such reports are furnished to the holders of the Company's Common Stock, and annual reports containing financial statements audited by the Company's independent auditors.

                       --------------------------------


    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT
ANY TIME.

                      MISSISSIPPI VALLEY BANCSHARES, INC.

                               PARENT COMPANY OF
                                SOUTHWEST BANK


ST. LOUIS AREA



                                     [MAP]






* PRESENT SOUTHWEST BANK
  LOCATIONS

O PROPOSED SOUTHWEST BANK
  LOCATIONS PENDING
  REGULATORY APPROVAL

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information appearing elsewhere (or incorporated by reference) in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriter's over-allotment option will not be exercised. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

    The Company is a one-bank holding company headquartered in St. Louis County, Missouri engaged primarily in commercial lending through Southwest Bank of St. Louis (the "Bank"). The Bank has been nationally recognized for its frequent practice of reducing its prime rate in advance of industry wide prime rate cuts. The Bank has five banking offices, all of which are located in the St. Louis metropolitan statistical area (the "St. Louis MSA"), the seventeenth largest metropolitan area in the United States, with a population of approximately 2.5 million. Since acquiring the Bank in 1984, the Company has expanded the Bank's loan portfolio from $57 million to $731 million at December 31, 1996, or approximately $56 million per year. The Company has earned an average return on equity of 17.21% over the past five years. The principal executive office of the Company is 700 Corporate Park Drive, St. Louis, Missouri 63105, and its telephone number is (314) 268-2580.

FINANCIAL SUMMARY

                                                                               YEAR ENDED DECEMBER 31,
                                                               ---------------------------------------------------------
                                                               1996          1995         1994         1993         1992
                                                               ----          ----         ----         ----         ----
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income...............................................   $   14,096     $ 10,747     $  8,632     $  6,347     $  4,719
Earnings per share (fully diluted).......................         2.92         2.24         1.81         1.53         1.38
Assets (at period end)...................................    1,065,777      995,048      772,015      653,518      578,687
Deposits (at period end).................................      918,012      886,565      658,956      546,445      518,855
Shareholders' equity.....................................       75,949       70,107       54,750       49,037       30,138
Return on average total assets...........................         1.40%        1.22%        1.21%        1.05%         .88%
Return on average total equity...........................        19.07%       17.34%       16.61%       16.18%       16.85%

    The Company's strategy is to act primarily as a lender to middle market companies located within 200 miles of St. Louis. These companies tend to be privately-held and owner-operated, with annual sales of less than $100 million and with typical borrowing requirements of $500,000 to $3 million.

    Management believes that the Company is able to compete effectively in its market because (i) the Bank's lending officers and senior management maintain close working relationships with their commercial customers and their businesses, (ii) the Bank is able to react more quickly to loan requests than the Company's large competitors yet is able to fund loan amounts which smaller St. Louis area commercial lenders are unable to fund, (iii) the Bank's management and loan officers have significant experience within the St. Louis community, and (iv) industry consolidation has resulted in fewer independent banks and fewer banks addressing the Bank's target market niche.

    The Bank's historical growth strategy has been asset driven, as the Bank has increased its loan portfolio based on lending opportunities which meet the Bank's underwriting standards. The Bank has expanded its retail deposit base to meet lending growth demands through opening new locations and offering promotional deposit rates, often concurrently. These deposit promotional activities are usually implemented as the Bank's loan-to-deposit ratio increases significantly past the 85% level which management targets. The Bank opened one new location in each of 1990, 1992 and 1995. The Bank is currently seeking regulatory approval to establish a new banking office in Belleville, Illinois, which is located in the St. Louis MSA and has acquired land for a new banking office in West St. Louis County, Missouri; the Belleville office would be the Bank's first location outside of Missouri. It is anticipated that, if regulatory approval is obtained, construction will begin on the Belleville office in the Spring of 1997 and the Bank will occupy and commence operating in this location in late 1997 or early 1998.

    The Company's operating strategy has resulted in a higher cost of funds (and, consequently, a lower net interest margin) than experienced by other institutions within its market, due to its rate driven retail deposit gathering activities. For 1996 and 1995, the Company reported net interest margins of 4.01% and 3.80%, respectively.

    On the other hand, this operating strategy has permitted the Company to achieve consistently lower overhead ratios than other comparable institutions by (i) operating a small number of offices with a per-office deposit base averaging $184 million as of December 31, 1996, (ii) emphasizing commercial loans, which tend to be larger in size than retail loans, (iii) employing an experienced staff, (iv) improving data processing and operational systems in order to increase productivity, and (v) outsourcing services where possible. For 1996 and 1995, the Company reported efficiency ratios (non-interest expense divided by the sum of tax-equivalent net interest income plus non-interest income) of 41.25% and 45.06%, respectively. These ratios are significantly better than those of the Company's peers. The Company's average assets per employee, which was $4.74 million for 1996, has also been consistently better than the industry average.

    Mr. Andrew N. Baur, Chairman and Chief Executive Officer of the Company, and Mr. Linn H. Bealke, President of the Company, control approximately 15.4% of the capital stock of the Company as of December 31, 1996, and the Board of Directors and executive officers as a group own approximately 33.8% of the capital stock of the Company as of December 31, 1996.

                                 MVBI CAPITAL

    MVBI Capital is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement, dated as of February 14, 1997, executed by the Company, as depositor, and the trustees of MVBI Capital (together with the Property Trustee, the "Trustees"), and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on February 14, 1997. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement (as defined herein) of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture
Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities which will represent an aggregate liquidation amount equal to at least 3% of the total capital of MVBI Capital. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities--Subordination of Common Securities." MVBI Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of MVBI Capital, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Subordinated Debentures and payments thereunder will be the only assets of MVBI Capital and payments under the Subordinated Debentures will be the only revenue of MVBI Capital. MVBI Capital has a term of 55 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of MVBI Capital is 700 Corporate Park Drive, St. Louis, Missouri 63105, and its telephone number is (314) 268-2580.

    The number of Trustees will, pursuant to the Trust Agreement, initially be five. Three of the Trustees (the "Administrative Trustees") will be persons who are employees or officers of, or who are affiliated with, the Company. The fourth trustee will be a financial institution that is unaffiliated with the Company, which trustee will serve as institutional trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). State Street Bank and Trust Company, a state chartered trust company organized under the laws of the Commonwealth of Massachusetts, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For purposes of compliance with the provisions of the Trust Indenture Act, State Street Bank and Trust Company will also act as trustee (the "Guarantee Trustee") under the Guarantee and as Debenture Trustee (as defined herein) under the Indenture. The fifth trustee will be an entity that maintains its principal place of business in the State of Delaware (the "Delaware Trustee"). Wilmington Trust Company, a Delaware chartered trust company, will act as Delaware Trustee.

    The Property Trustee will hold title to the Subordinated Debentures for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Indenture. The Property Trustee will also maintain exclusive control of a segregated non-interest-bearing bank account (the "Property Account") to hold all payments made in respect of the Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. The Company, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees. The Company will pay all fees and expenses related to MVBI Capital and the offering of the Trust Securities.

    The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."

                                 THE OFFERING

Securities Offered............  520,000 Preferred Securities having a Liquidation Amount of $25 per
                                Preferred Security. The Preferred Securities represent preferred undivided beneficial interests in the assets of MVBI Capital, which will consist solely of the Subordinated Debentures and payments thereunder. MVBI Capital has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 78,000 Preferred
                                Securities at the initial offering price, solely to cover over-allotments, if any.

Distributions.................  The Distributions payable on each Preferred Security will float at the
                                Distribution Rate applied to the Liquidation Amount of $25 per Preferred
                                Security, will be cumulative, will accrue from           , 1997, the date
                                of issuance of the Preferred Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 1997. The Distribution Rate is equal to 3-Month
                                Treasury (determined as provided herein) plus      %. See "Description of
                                the Preferred Securities--Distributions--
                                Payment of Distributions" and "--Determination of 3-Month Treasury."

Option to Extend Interest
  Payment Period..............  The Company has the right, at any time, so long as no Debenture Event of
                                Default has occurred and is continuing, to defer payments of interest on the Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided, that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of the extension by the Company of the interest payment period, quarterly
                                Distributions on the Preferred Securities will be deferred (though such
                                Distributions would continue to accrue with interest thereon compounded quarterly, since interest will continue to accrue and compound on the
                                Subordinated Debentures) during any such Extended Interest Payment Period.
                                During an Extended Interest Payment Period, the Company will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. Upon the termination of any Extended Interest Payment Period and the payment of all amounts then due, the Company may commence a new Extended Interest
                                Payment Period, subject to the foregoing requirements. See "Description of the Preferred Securities--Distributions--Extension Period" and
                                "Description of the Subordinated Debentures--Option to Extend Interest
                                Payment Period."

                                Should an Extended Interest Payment Period occur, holders of Preferred
                                Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. See "Certain Federal Income Tax Consequences--Potential
                                Extension of Interest Payment Period and Original Issue Discount."

                                       4


Optional Redemption...........  The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the
                                Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after March 31, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within
                                180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at the redemption price equal to 100% of the principal amount of the Subordinated Debenture, together with any accrued but unpaid interest to the date fixed for redemption. See
                                "Description of the Subordinated Debentures--Redemption or Exchange."

Distribution of Subordinated
  Debentures..................  The Company has the right at any time to terminate the Preferred Securities and cause the Subordinated Debentures to be distributed to holders of
                                Preferred Securities in liquidation of MVBI Capital, subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal
                                Reserve. See "Description of the Preferred Securities--Redemption or
                                Exchange" and "Description of the Preferred Securities--Liquidation
                                Distribution Upon Termination."

Guarantee.....................  The Company has guaranteed the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by MVBI Capital, as described herein. The
                                Company and MVBI Capital believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated
                                Debentures, the Indenture and the Expense Agreement provide, in the aggregate, a full, irrevocable and unconditional guaranty, on a subordinated basis, of all of the obligations of MVBI Capital under the
                                Preferred Securities. The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of
                                the Company. If the Company does not make principal or interest payments on the Subordinated Debentures, MVBI Capital will not have sufficient funds to make distributions on the Preferred Securities; in which event, the
                                Guarantee will not apply to such Distributions until MVBI Capital has sufficient funds available therefor. See "Description of the Guarantee."

Voting Rights.................  The holders of the Preferred Securities generally will have no voting rights except in limited circumstances. See "Description of the Preferred
                                Securities--Voting Rights; Amendment of Trust Agreement."

Use of Proceeds...............  The proceeds from the sale of the Preferred Securities offered hereby will be used by MVBI Capital to purchase the Subordinated Debentures issued by the Company. The Company intends to use the net proceeds from the sale of the Subordinated Debentures for general corporate purposes, including possible repurchase of outstanding shares of the Company's common stock, and will invest the net proceeds in investment securities pending its use for such purposes. See "Use of Proceeds."

Nasdaq National Market
  Symbol......................  Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol
                                "MVBIP."

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                 YEAR ENDED DECEMBER 31,
                               ------------------------------------------------------------
                               1996          1995          1994          1993          1992
                               ----          ----          ----          ----          ----
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
 Interest income.........   $   79,719    $   70,402    $   53,036    $   42,756    $   41,244
 Interest expense........       40,811        38,295        23,883        19,428        20,714
                            ----------    ----------    ----------    ----------    ----------
 Net interest income.....       38,908        32,107        29,153        23,328        20,530
 Provision for possible
   loan losses...........        3,875         2,560         2,680         2,570         3,155
                            ----------    ----------    ----------    ----------    ----------
 Net interest income
   after provision for
   possible loan
   losses................       35,033        29,547        26,473        20,758        17,375
 Noninterest income......        5,061         4,095         2,736         2,735         2,824
 Noninterest expense.....       18,242        16,438        14,993        13,502        12,844
                            ----------    ----------    ----------    ----------    ----------
 Income before provision
   for income taxes......       21,852        17,204        14,216         9,991         7,355
 Provision for income
   taxes.................        7,756         6,457         5,584         3,644         2,636
                            ----------    ----------    ----------    ----------    ----------
 Net income..............   $   14,096    $   10,747    $    8,632    $    6,347    $    4,719
                            ==========    ==========    ==========    ==========    ==========
DIVIDENDS
 Preferred stock.........   $      231    $      231    $      231    $      173    $       --
 Common stock............        2,121         1,514         1,192           885           558
 Ratio of total dividends
   declared to net
   income................        16.69%        16.24%        16.49%        16.67%        11.82%

PER SHARE DATA<F1>
 Earnings per common
   share:
    Primary..............   $     3.04    $     2.35    $     1.91    $     1.63    $     1.42
    Fully diluted........         2.92          2.24          1.81          1.53          1.38
 Common stock cash
   dividends.............         0.47          0.34        0.2725        0.2325          0.17
 Average common shares
   and common share
   equivalents
   outstanding...........    4,561,105     4,468,986     4,389,324     3,797,360     3,333,148
 Fully-diluted book value
   (period end)..........   $    16.90    $    14.93    $    11.73    $    10.55    $     8.95

BALANCE SHEET DATA (AT
  PERIOD END)
 Investment securities...   $  287,651    $  327,652    $  176,674    $  130,362    $  110,367
 Loans, net of unearned
   discount..............      731,019       623,777       563,477       498,650       441,018
 Total assets............    1,065,777       995,048       772,015       653,518       578,687
 Total deposits..........      918,012       886,565       658,956       546,445       518,855
 Total long-term debt....        2,700         2,700         3,240         3,240        12,932
 Common shareholders'
   equity................       75,949        67,607        52,250        46,537        30,138
 Total shareholders'
   equity................       75,949        70,107        54,750        49,037        30,138

SELECTED RATIOS
 Return on average total
   assets................         1.40%         1.22%         1.21%         1.05%          .88%
 Return on average total
   shareholders'
   equity................        19.07%        17.34%        16.61%        16.18%        16.85%
 Net interest margin.....         4.01          3.80          4.26          4.06          4.03
 Efficiency ratio<F2>....        41.25         45.06         46.59         51.16         54.19
 Average assets per
   employee..............   $    4,740         4,426         3,938         3,486         3,315

ASSET QUALITY RATIOS
 Allowance for possible
   loan losses to
   loans.................         1.73%         1.73%         1.70%         1.56%         1.48%
 Nonperforming loans to
   loans<F3>.............          .92           .75           .39           .88          1.34
 Allowance for possible
   loan losses to
   nonperforming
   loans<F3>.............       188.14        230.14        440.64        176.67        111.09
 Nonperforming assets to
   loans and foreclosed
   assets<F4>............          .99           .75           .40           .92          1.51
 Net loan charge-offs to
   average loans.........          .30           .23           .16           .29           .38

CAPITAL RATIOS
 Average shareholders'
   equity to average
   assets................         7.32%         7.03%         7.29%         6.50%         5.22%
 Total risk-based capital
   ratio.................        11.45         11.64         11.45         11.21          8.77
 Leverage ratio..........         7.20          6.70          7.33          7.40          5.07

RATIO OF EARNINGS TO
 COMBINED FIXED CHARGES
 AND PREFERRED STOCK
 DIVIDENDS<F5>
 Including interest on
   deposits..............         1.52x         1.44x         1.57x         1.49x         1.35x
 Excluding interest on
   deposits..............         7.98          5.48          6.79          6.34          4.56

---------
<F1>All Share and per Share information has been restated to reflect the 1993 four-for-one stock split in the form of a stock dividend.

<F2>The efficiency ratio = noninterest expense (tax-equivalent net interest income + noninterest income)

<F3>Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and loans with restructured terms.

<F4>Nonperforming assets consist of nonperforming loans and foreclosed assets.

<F5>For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                                 RISK FACTORS

    Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that actual results could differ materially from those contemplated by such statements. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Preferred Securities, the Subordinated Debentures or the Company and MVBI Capital. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Preferred Securities, the Subordinated Debentures or the Company and MVBI Capital to a greater extent than indicated. Prospective investors are referred to the factors discussed under "Business--Forward Looking Statements" set forth in the Company's annual report on Form 10-K for the year ended December 31, 1996 which is incorporated into this Prospectus by reference. See "Incorporation of Certain Documents by Reference."

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE SUBORDINATED DEBENTURES

    The obligations of the Company under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. At December 31, 1996, the aggregate outstanding Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company was approximately $2.7 million. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Bank and holders of Subordinated Debentures and Preferred Securities should look only to the assets of the Company for payments on the Subordinated Debentures. At December 31, 1996, the total liabilities of the Bank aggregated $987 million. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior Obligations, that may be incurred by the Company. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Subordinated Debentures--Subordination."

    The ability of MVBI Capital to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Subordinated Debentures as and when required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

    The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extended Interest Payment Period; provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by MVBI Capital will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the Distribution Rate, compounded quarterly from the relevant payment date for such Distributions) during any such Extended Interest Payment Period. During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (other than the reclassification of any class of the Company's capital stock into another class of capital stock), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any Extended Interest Payment Period and the payment of all interest then accrued and unpaid (together with interest thereon at the Distribution Rate compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extended Interest Payment Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period. See "Description of the Preferred Securities--
Distributions--Extension Period" and "Description of the Subordinated Debentures--Option to Extend Interest Payment Period."

    Should an Extended Interest Payment Period occur, each holder of Preferred Securities will be required to accrue and recognize income (in the form of original issue discount) in respect of its pro rata share of the interest accruing on the Subordinated Debentures held by MVBI Capital for United States federal income tax purposes. A holder of Preferred Securities must, as a result, include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from MVBI Capital if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

    The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures. Should the Company elect, however, to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extended Interest Payment Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such optional deferrals.

TAX EVENT, CAPITAL TREATMENT EVENT OR INVESTMENT COMPANY EVENT; REDEMPTION

    The Company has the right to redeem the Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, Capital Treatment Event or Investment Company Event (whether occurring before or after March 31, 2002), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve.

    "Tax Event" means the receipt by MVBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) MVBI Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, (ii) interest payable by the Company on the Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) MVBI Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

    "Capital Treatment Event" means the receipt by MVBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate liquidation amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company.

    "Investment Company Event" means the receipt by MVBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, MVBI Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company
Act"), which change becomes effective on or after the date of original issuance of the Preferred Securities.

    See "--Proposed Tax Legislation" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities prior to March 31, 2002.

SHORTENING OR EXTENSION OF STATED MATURITY OF SUBORDINATED DEBENTURES

    The Company has the right, at any time, to shorten the maturity of the Subordinated Debentures to a date not earlier than March 31, 2002. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company also has the right to extend the maturity of the Subordinated Debentures (whether or not MVBI Capital is terminated and the Subordinated Debentures are distributed to holders of the Preferred Securities) to a date no later than March 31, 2036, the 39th anniversary of the initial issuance of the Preferred Securities. Such right may only be exercised, however, if at the time such election is made and at the time of such extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) MVBI Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated, and (iv) the Company has a Senior Debt rating of investment grade. See "Description of the Subordinated Debentures--General."

RIGHTS UNDER THE GUARANTEE

    The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by MVBI Capital, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that MVBI Capital has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that MVBI Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of MVBI Capital (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent MVBI Capital has funds available therefor at such time, and (b) the amount of assets of MVBI Capital remaining available for distribution to holders of the Preferred Securities in liquidation of MVBI Capital. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against MVBI Capital, the Guarantee Trustee or any other Person (as defined in the Guarantee). If the Company were to default on its obligation to pay amounts payable under the Subordinated Debentures, MVBI Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debentures or assert directly any other rights in respect of the Subordinated Debentures. See "Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities," "Description of the Subordinated Debentures--Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

NO VOTING RIGHTS EXCEPT IN LIMITED CIRCUMSTANCES

    Holders of Preferred Securities will have no voting rights except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of MVBI Capital as holder of the Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that MVBI Capital will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred Securities--Removal of MVBI Capital Trustees."

PROPOSED TAX LEGISLATION


    On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the "1996 Proposed Legislation") if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the "Joint Statement") indicating their intent that certain legislative proposals initiated by the Clinton administration, including the Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of "appropriate Congressional action."
In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement. Neither the 1996 Proposed Legislation nor similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "1997 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest or original issue discount ("OID") in respect of certain debt obligations if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. The proposed budget also contains a provision that would deny a deduction to corporate issuers for interest or OID with respect to debt instruments that have a maximum term of more than 40 years (including rights to extend, renew or relend), or are payable in stock of the issuer or a related party. The U.S. Treasury Department's summary of the 1997 Proposed Legislation states that the above provisions regarding the deduction of interest would generally be effective for instruments issued on or after the date of first Congressional committee action with respect to the 1997 Proposed Legislation. The Ways and Means Committee began a full committee hearing on the President's fiscal 1998 budget on February 11, 1997. There can be no assurance that the effective date guidance in the administration's proposal will be adopted if the proposed change to the tax law is enacted, or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures. Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after, March 31, 2002. See "Description of the Subordinated Debentures--Redemption or Exchange-- Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption" and "Certain Federal Income Tax Consequences--Effect of Proposed Changes in Tax Laws."

REDEMPTION; EXCHANGE OF PREFERRED SECURITIES FOR SUBORDINATED DEBENTURES

    The Company has the right at any time to dissolve, wind-up or terminate MVBI Capital and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of MVBI Capital. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will have the right, in certain circumstances, to redeem the Subordinated Debentures in whole or in part, in lieu of a distribution of the Subordinated Debentures by MVBI Capital, in which event MVBI Capital will redeem the Trust Securities on a pro rata basis to the same extent as the Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Preferred Securities--Redemption or Exchange--Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

    Under current United States federal income tax law, a distribution of Subordinated Debentures upon the dissolution of MVBI Capital would not be a taxable event to holders of the Preferred Securities. If, however, MVBI Capital is characterized as an association taxable as a corporation at the time of the dissolution of MVBI Capital, the distribution of the Subordinated Debentures may constitute a taxable event to holders of Preferred Securities. Moreover, upon occurrence of a Tax Event, a dissolution of MVBI Capital in which holders of the Preferred Securities receive cash may be a taxable event to such holders. See "Certain Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Liquidation of MVBI Capital."

    There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of MVBI Capital. The Preferred Securities or the Subordinated Debentures, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debentures and should carefully review all the information regarding the Subordinated Debentures contained herein.

    If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of MVBI Capital, the Company will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

TRADING PRICE; ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES

    The Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from MVBI Capital for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. Such holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Disposition of Preferred Securities."

    There is no current public market for the Preferred Securities. Although application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market, there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price for the Preferred Securities has been determined through negotiations between the Company and the Underwriter. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions.

PREFERRED SECURITIES ARE NOT INSURED

    The Preferred Securities are not insured by the Bank Insurance Fund or the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation or by any other governmental agency.

                                USE OF PROCEEDS

    MVBI Capital will use the gross proceeds received from the sale of the Preferred Securities to purchase Subordinated Debentures from the Company. The Company intends to use the net proceeds from the sale of the Subordinated Debentures for general corporate purposes, including strengthening the Company's capital base, and positioning the Company to continue to exceed minimum regulatory capital ratios which will allow for future growth. From time to time, the Company's Board of Directors considers the advisability of repurchasing shares of the Company's common stock and, in April 1996, authorized the Company to repurchase up to 225,545 shares of its common stock from time to time. While it is possible that a portion of the proceeds will be used for such repurchases, no such repurchases have been made since such authorization. The net proceeds from the sale of the Subordinated Debentures will be invested in investment securities pending its use for the purposes described above.

                      MARKET FOR THE PREFERRED SECURITIES

    Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol MVBIP. Although Stifel, Nicolaus & Company, Incorporated has informed the Company that it presently intends to make a market in the Preferred Securities, there can be no assurance that an active and liquid trading market will develop or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."

                             ACCOUNTING TREATMENT

    MVBI Capital will be treated, for financial reporting purposes, as a subsidiary of the Company and, accordingly, the accounts of MVBI Capital will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated balance sheet of the Company under the caption "Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Subordinated Debentures will be included in the notes to consolidated financial statements. The Company will record Distributions payable on the Preferred Securities as an expense in the consolidated statements of operations for financial reporting purposes.

    All future reports of the Company filed under the Exchange Act will (a) present the Trust Securities issued by MVBI Capital on the balance sheet as a separate line-item under Long-Term Debt entitled "Guaranteed preferred beneficial interests in the Company's subordinated debentures," (b) include in a footnote to the financial statements disclosure that the sole assets of MVBI Capital are the Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Subordinated Debentures), and
(c) include in an audited footnote to the financial statements disclosure that the Company owns all of the Common Securities of MVBI Capital, the sole assets of MVBI Capital are the Subordinated Debentures, and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of MVBI Capital under the Preferred Securities.

                                CAPITALIZATION

    The following table sets forth (i) the consolidated capitalization of the Company at December 31, 1996 and (ii) the consolidated capitalization of the Company giving effect to the issuance of the Preferred Securities hereby offered by MVBI Capital and receipt by the Company of the net proceeds from the corresponding sale of the Subordinated Debentures to MVBI Capital, as if the sale of the Preferred Securities had been consummated on December 31, 1996, and assuming the Underwriter's over-allotment option was not exercised.

                                                                                                DECEMBER 31, 1996
                                                                                              -----------------------
                                                                                              ACTUAL      AS ADJUSTED
                                                                                              ------      -----------
                                                                                              (DOLLARS IN THOUSANDS)
LONG-TERM DEBT:
    8% Subordinated Convertible Debentures................................................   $  2,700       $ 2,700
    Guaranteed preferred beneficial interests in the Company's subordinated debentures....         --        13,000
                                                                                             --------       -------
            Total long-term debt..........................................................   $  2,700       $15,700
                                                                                             --------       -------

    Common stock, $1.00 par value; 15,000,000 shares authorized; 4,516,956 shares issued
     and outstanding......................................................................      4,517         4,517
    Capital surplus.......................................................................     19,752        19,752
    Retained earnings.....................................................................     51,159        51,159
    Unrealized gain, net of tax, on available for sale securities.........................        521           521
                                                                                             --------       -------
            Total shareholders' equity....................................................     75,949        75,949
                                                                                             --------       -------
            Total capitalization..........................................................   $ 78,649       $91,649
                                                                                             ========       =======
CAPITAL RATIOS:
    Shareholders' equity to total assets..................................................       7.13%         7.04%
    Leverage ratio<F1><F2><F3>............................................................       7.20          8.34
    Risk-based capital ratios:<F3>
        Tier 1 capital to risk-weighted assets............................................      10.20         11.75
        Total risk-based capital to risk-weighted assets..................................      11.45         12.98

--------
<F1>The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

<F2>The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the Preferred Securities, in a manner consistent with Federal Reserve guidelines.

<F3>Federal Reserve guidelines for calculation of Tier 1 capital to risk-weighted assets limits the amount of cumulative preferred stock which can be included in Tier 1 capital to 25% of total Tier 1 capital.

                    DESCRIPTION OF THE PREFERRED SECURITIES

    The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, State Street Bank and Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, the Trust Act, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of MVBI Capital, will issue the Trust Securities. All of the Common Securities will be owned by the Company. The Preferred Securities will represent preferred undivided beneficial interests in the assets of MVBI Capital and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by MVBI Capital of any securities other than the Trust Securities or the incurrence of any indebtedness by MVBI Capital.

    The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities, except as described under "--Subordination of Common Securities." Legal title to the Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when MVBI Capital does not have funds on hand available to make such payments. State Street Bank and Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

DISTRIBUTIONS


    PAYMENT OF DISTRIBUTIONS. Distributions on each Preferred Security will be payable at the Distribution Rate applied to the stated Liquidation Amount of $25, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the 15th day of the last month of the calendar quarter in which the relevant Distribution Date occurs. Distributions will accumulate from the date of original issuance. The first Distribution Date for the Preferred Securities will be June 30, 1997. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.


    DETERMINATION OF 3-MONTH TREASURY. The Distribution Rate during any period beginning on, and including, the date of original issuance, and ending on, but excluding, the first Distribution Date, and each successive period beginning on, and including, a Distribution Date, and ending on, but excluding, the next succeeding Distribution Date (each, a "Distribution Period") in respect of the Preferred Securities will be a rate per annum determined by reference to
3-Month Treasury, determined as described below, plus      %. "3-Month
Treasury" means the yield on United States of America Treasury constant maturities, adjusted to a constant maturity of three (3) months, reported by the Federal Reserve. 3-Month Treasury, with respect to any Distribution Period, will be determined by the Debenture Trustee as follows:

        (a) On the second Business Day preceding the commencement of such Distribution Period (each, a "Determination Date"), 3-Month Treasury will be the current yield for United States of America Treasury Constant Maturities, adjusted to a constant maturity of three (3) months, which appears on the applicable Federal Reserve Statistical Release Series H.15
     (519) which includes data for such Determination Date, or as then currently furnished or made available by the Federal Reserve if such Series is no longer published.


        (b) If, with respect to any Determination Date, the Debenture Trustee is required but unable to determine 3-Month Treasury in the manner provided in paragraph (a) above, 3-Month Treasury for such Distribution Period will be 3-Month Treasury as determined on the previous Determination Date.


    The Distribution Rate for any Distribution Period will at no time be higher than the maximum rate then permitted by Missouri law as the same may be modified by United States law.

    All percentages resulting from any calculations referred to in this Prospectus will be rounded, if necessary, to the nearest multiple of 1/100 of 1% and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent or more being rounded upwards).

    DETERMINATION OF DISTRIBUTION RATE AND CALCULATION OF DISTRIBUTION AMOUNT. The Debenture Trustee will, on each Determination Date, determine the Distribution Rate and calculate the amount of Distributions payable in respect of the following Distribution Period (the "Distribution Amount"). The Distribution Amount will be calculated by applying the Distribution Rate to the Liquidation Amount of each Preferred Security outstanding at the commencement of the Distribution Period, multiplying each such amount by the actual number of days in the Distribution Period concerned (which actual number of days will include the first day but exclude the last day of such Distribution Period) divided by 360 and rounding the resultant figure to the nearest cent (with one-half cent or more being rounded upwards). The determination of the Distribution Rate and the Distribution Amount by the Debenture Trustee will (in the absence of willful default, bad faith or manifest error) be final, conclusive and binding on all concerned.

    Upon the request of a holder of a Preferred Security, the Debenture Trustee will provide the Distribution Rate then in effect and, if determined, the Distribution Rate for the next Distribution Period with respect to the Preferred Securities. Each such Distribution Rate may be obtained by telephoning the Debenture Trustee at (617) 664-5500.


    NOTIFICATION OF DISTRIBUTION RATE AND DISTRIBUTION DATE. The Debenture Trustee will notify the Property Trustee and any securities exchange or interdealer quotation system on which the Preferred Securities are listed, of the Distribution Rate and the Distribution Date for each Distribution Period, in each case as soon as practicable after the determination thereof but in no event later than the seventh Business Day of the relevant Distribution Period. Failure to notify the Property Trustee or any applicable securities exchange or interdealer quotation system, or any defect in said notice, shall not affect the obligation of the Company to make payment on the Debentures at the applicable Distribution Rate. Any error in the calculation of the Distribution Rate by the Debenture Trustee may be corrected at any time by notice delivered as above provided.

    CERTIFICATES TO BE FINAL. All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions relating to the payment and calculation of Distributions on the Preferred Securities by the Debenture Trustee will (in the absence of willful default, bad faith or manifest error) be binding on MVBI Capital, the Company, and all of the holders of the Preferred Securities, and no liability will (in the absence of willful default, bad faith or manifest error) attach to the Debenture Trustee or the Property Trustee in connection with the exercise or non-exercise by either of them of their respective powers, duties and discretion.

    EXTENSION PERIOD. The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time, or from time to time (each, an "Extended Interest Payment Period"), which, if exercised, would defer quarterly Distributions on the Preferred Securities during any such Extended Interest Payment Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the Distribution Rate, compounded quarterly from the relevant Distribution Date. "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. During any such Extended Interest Payment Period, the Company, may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than the reclassification of any class of the Company's capital stock into another class of capital stock), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that such Extended Interest Payment Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, the Company may elect to begin a new Extended Interest Payment Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period.

    The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures.

    SOURCE OF DISTRIBUTIONS. The funds of MVBI Capital available for distribution to holders of its Preferred Securities will be limited to payments under the Subordinated Debentures in which MVBI Capital will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If the Company does not make interest payments on the Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent MVBI Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of the Guarantee." Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the register of holders of the Preferred Securities on the relevant record dates, which will be the 15th day of the month in which the relevant Distribution Date occurs.

REDEMPTION OR EXCHANGE

    GENERAL. The Subordinated Debentures will mature on March 31, 2027. The Company will have the right to redeem the Subordinated Debentures (i) on or after March 31, 2002, in whole at any time or in part from time to time, or
(ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case subject to receipt of prior approval by the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will not have the right to purchase the Subordinated Debentures, in whole or in part, from MVBI Capital until after March 31, 2002. See "Description of the Subordinated Debentures--General."

    MANDATORY REDEMPTION. Upon the repayment or redemption, in whole or in part, of any Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Subordinated
Debentures--Redemption or Exchange." If less than all of the Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

    DISTRIBUTION OF SUBORDINATED DEBENTURES. Subject to the Company having received prior approval of the Federal Reserve if so required under applicable capital guidelines or policies of the Federal Reserve, the Company will have the right at any time to dissolve, wind-up or terminate MVBI Capital and, after satisfaction of the liabilities of creditors of MVBI Capital as provided by applicable law, cause the Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of MVBI Capital. See "--Liquidation Distribution Upon Termination."

    TAX EVENT REDEMPTION, CAPITAL TREATMENT EVENT REDEMPTION OR INVESTMENT COMPANY EVENT REDEMPTION. If a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities occurs and is continuing, the Company has the right to redeem the Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event, Capital Treatment Event or Investment Company Event. In the event a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities has occurred and the Company does not elect to redeem the Subordinated Debentures and thereby cause a mandatory redemption of such Trust Securities or to liquidate MVBI Capital and cause the Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of MVBI Capital as described below under "--Liquidation Distribution Upon Termination," such Preferred
Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Subordinated Debentures.

    "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by MVBI Capital on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which MVBI Capital has become subject as a result of a Tax Event.

    "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of MVBI Capital, Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Subordinated Debentures are distributed. Each Subordinated Debenture distributed pursuant to clause (ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Subordinated Debentures.

    "Liquidation Amount" means the stated amount of $25 per Trust Security.

    After the liquidation date fixed for any distribution of Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) any certificates representing Preferred Securities will be deemed to represent the Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities, until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

    There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of MVBI Capital were to occur. The Preferred Securities that an investor may purchase, or the Subordinated Debentures that an investor may receive on dissolution and liquidation of MVBI Capital, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

    Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that MVBI Capital has funds on hand available for the payment of such Redemption Price. See "--Subordination of Common Securities."

    If MVBI Capital gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, eastern standard time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption will have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by MVBI Capital, or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by MVBI Capital for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of the Guarantee."

    Subject to applicable law (including, without limitation, United States federal securities law) and, further provided, that the Company has not and is not continuing to exercise its right to defer interest payments, the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

    Payment of the Redemption Price on the Preferred Securities and any distribution of Subordinated Debentures to holders of Preferred Securities will be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

    If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or an integral multiple of $25 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $25. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price on the Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.

SUBORDINATION OF COMMON SECURITIES

    Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution Periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

    In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

    The Company will have the right at any time to dissolve, wind-up or terminate MVBI Capital and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities. Such right is subject, however, to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

    Pursuant to the Trust Agreement, MVBI Capital will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of the Company,
(ii) the distribution of a Like Amount of the Subordinated Debentures to the holders of its Trust Securities, if the Company, as depositor, has given written direction to the Property Trustee to terminate MVBI Capital (which direction is optional and wholly within the discretion of the Company, as depositor), (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities--Redemption or Exchange--Mandatory Redemption," or (iv) the entry of an order for the dissolution of MVBI Capital by a court of competent jurisdiction.

    If an early termination occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, MVBI Capital will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of MVBI Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of MVBI Capital available for distribution to holders, after satisfaction of liabilities to creditors of MVBI Capital as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because MVBI Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by MVBI Capital on the Preferred Securities will be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See "--Subordination of Common Securities."

    Under current United States federal income tax law and interpretations and assuming, as expected, that MVBI Capital is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Liquidation of MVBI Capital." If the Company elects neither to redeem the Subordinated Debentures prior to maturity nor to liquidate MVBI Capital and distribute the Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Subordinated Debentures.

    If the Company elects to liquidate MVBI Capital and thereby causes the Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of MVBI Capital, the Company will continue to have the right to shorten or extend the maturity of such Subordinated Debentures, subject to certain conditions. See "Description of the Subordinated Debentures--General."

LIQUIDATION VALUE

    The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of MVBI Capital is $25 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Subordinated Debentures, subject to certain exceptions. See "--Liquidation Distribution
Upon Termination."

EVENTS OF DEFAULT; NOTICE

    Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

        (i) the occurrence of a Debenture Event of Default (see "Description of the Subordinated Debentures--Debenture Events of Default"); or

        (ii) default by MVBI Capital in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

        (iii) default by MVBI Capital in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

        (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

        (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

    Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default has been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

    If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon termination of MVBI Capital. See "--Liquidation Distribution Upon
Termination." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

REMOVAL OF MVBI CAPITAL TRUSTEES

    Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

    Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

    Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF MVBI CAPITAL

    MVBI Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. MVBI Capital may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either
(a) expressly assumes all of the obligations of MVBI Capital with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, The Nasdaq Stock Market's National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither MVBI Capital nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) the Company owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, MVBI Capital will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause MVBI Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

    Except as provided below and under "Description of the Guarantee--Amendments and Assignment" and as otherwise required by the Trust Act and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

    The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that MVBI Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that MVBI Capital will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities. The Trust Agreement may be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect MVBI Capital's status as a grantor trust for United States federal income tax purposes or MVBI Capital's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

    The Trustees will not, so long as any Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that MVBI Capital will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

    Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

    No vote or consent of the holders of Preferred Securities will be required for MVBI Capital to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

    Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

    Payments in respect of the Preferred Securities will be made by check mailed to the address of the holder entitled thereto as such address will appear on the register of holders of the Preferred Securities. The paying agent for the Preferred Securities will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The paying agent for the Preferred Securities may resign as paying agent upon 30 days' written notice to the Property Trustee and the Company. In the event that the Property Trustee no longer is the paying agent for the Preferred Securities, the Administrative Trustees will appoint a successor (which must be a bank or trust company acceptable to the Administrative Trustees and the Company) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

    The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of MVBI Capital, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. MVBI Capital will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by the Company and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

    The Administrative Trustees are authorized and directed to conduct the affairs of and to operate MVBI Capital in such a way that MVBI Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. The Company and the Administrative Trustees are authorized, in this connection, to take any action, not inconsistent with applicable law, the certificate of trust of MVBI Capital or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

    Holders of the Preferred Securities have no preemptive or similar rights.

    The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

                  DESCRIPTION OF THE SUBORDINATED DEBENTURES

    Concurrently with the issuance of the Preferred Securities, MVBI Capital will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Subordinated Debentures issued by the Company. The Subordinated Debentures will be issued as unsecured debt under the
Indenture, to be dated as of                 , 1997 (the "Indenture"),
between the Company and State Street Bank and Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL


    The Subordinated Debentures will be limited in aggregate principal amount to approximately $13,402,075 (or $15,412,375 if the option described under the heading "Underwriting" is exercised by the Underwriter), such amount being the sum of the aggregate stated Liquidation Amount of the Trust Securities. The Subordinated Debentures will bear interest at the annual rate equal to 3-Month Treasury (determined in the same manner as the Distribution Rate, as described under "Description of the Preferred Securities--Distributions--Determination
of 3-Month Treasury") plus      % (the "Interest Rate") of the principal
amount thereof, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date") beginning June 30, 1997, to the Person (as defined in the Indenture) in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the 15th day of the last month of the calendar quarter in which the relevant Interest Payment Date occurs. It is anticipated that, until the liquidation, if any, of MVBI Capital, the Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the Interest Rate, compounded quarterly. The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.


    The Subordinated Debentures will mature on March 31, 2027 (such date, as it may be shortened or extended as hereinafter described, the "Stated
Maturity"). Such date may be shortened at any time by the Company to any date not earlier than March 31, 2002, subject to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. Such date may also be extended at any time at the election of the Company but in no event to a date later than March 31, 2036, provided that at the time such election is made and at the time of extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) MVBI Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated, and (iv) the Company has a Senior Debt rating of investment grade. In the event that the Company elects to shorten or extend the Stated Maturity of the Subordinated Debentures, it will give notice thereof to the Debenture Trustee, MVBI Capital and to the holders of the Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof. The Company will not have the right to purchase the Subordinated Debentures, in whole or in part, from MVBI Capital until after March 31, 2002, except if a Tax Event, a Capital Treatment Event or an Investment Company Event has occurred and is continuing.

    The Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank, upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of such Subsidiary Bank. The Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Bank, and holders of Subordinated Debentures should look only to the assets of the Company for payments on the Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, Subordinated Debt and Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that the Company may enter into in the future or otherwise. See "--Subordination."

    The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    The Company has the right under the Indenture at any time during the term of the Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time (each, an "Extended Interest Payment Period"). The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. At the end of each Extended Interest Payment Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the Interest Rate, compounded quarterly, to the extent permitted by applicable law). During an Extended Interest Payment Period, interest will continue to accrue and holders of Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

    During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than the reclassification of any class of the Company's capital stock into another class of capital stock), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extended Interest Payment Period subject to the above requirements. No interest will be due and payable during an Extended Interest Payment Period, except at the end thereof. The Company has no present intention of exercising its rights to defer payments of interest on the Subordinated Debentures. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extended Interest Payment Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extended Interest Payment Period, or (ii) the date MVBI Capital is required to give notice of the record date, or the date such Distributions are payable, to The Nasdaq Stock Market's National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period.

ADDITIONAL SUMS

    If MVBI Capital or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, the Company will pay as additional amounts (referred to herein as "Additional Interest") on the Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by MVBI Capital after paying any such additional taxes, duties or other governmental charges will not be less than the amounts MVBI Capital would have received had such additional taxes, duties or other governmental charges not been imposed.

REDEMPTION OR EXCHANGE

    The Company will have the right to redeem the Subordinated Debentures prior to maturity (i) on or after March 31, 2002, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

    "Tax Event" means the receipt by MVBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) interest payable by the Company on the Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, (ii) MVBI Capital is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, or
(iii) MVBI Capital is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

    "Capital Treatment Event" means the receipt by MVBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate liquidation amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company.

    "Investment Company Event" means the receipt by MVBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, MVBI Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price for the Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Subordinated Debentures or portions thereof called for redemption.

    The Subordinated Debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

    As described under "Description of the Preferred Securities--Liquidation Distribution Upon Termination," under certain circumstances involving the termination of MVBI Capital, the Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of MVBI Capital after satisfaction of liabilities to creditors of MVBI Capital as provided by applicable law. Any such distribution will be subject to receipt of prior approval by the Federal Reserve if then required under applicable policies or guidelines of the Federal Reserve. If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of MVBI Capital, the Company will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Subordinated Debentures that may be distributed to the holders of Preferred Securities.

RESTRICTIONS ON CERTAIN PAYMENTS

    If at any time (i) there has occurred a Debenture Event of Default, (ii) the Company is in default with respect to its obligations under the Guarantee, or (iii) the Company has given notice of its election of an Extended Interest Payment Period as provided in the Indenture with respect to the Subordinated Debentures and has not rescinded such notice, or such Extended Interest Payment Period, or any extension thereof, is continuing, the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (other than the reclassification of any class of the Company's capital stock into another class of capital stock), (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities.

SUBORDINATION

    The Indenture provides that the Subordinated Debentures issued thereunder are subordinated and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of the Company, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company before the holders of Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

    In the event of the acceleration of the maturity of any Subordinated Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

    No payments on account of principal or interest in respect of the Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company or an event of default with respect to any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

    "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) and every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

    "Senior Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include
(i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

    "Subordinated Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Subordinated Debentures).

    "Additional Senior Obligations" means, with respect to the Company, all indebtedness, whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Subordinated Debentures or to rank pari passu in right of payment with the Subordinated Debentures. "Claim," as used herein, has the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

    The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations. As of December 31, 1996, the Company had aggregate Senior Debt, Subordinated Debt and Additional Senior Obligations of approximately $2.7 million. Because the Company is a holding company, the Subordinated Debentures are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including obligations to depositors of the Bank.

PAYMENT AND PAYING AGENTS

    Payment of principal of and any interest on the Subordinated Debentures will be made at the office of the Debenture Trustee in New York, New York, except that, at the option of the Company, payment of any interest may be made
(i) by check mailed to the address of the Person entitled thereto as such address appears in the register of holders of the Subordinated Debentures, or
(ii) by transfer to an account maintained by the Person entitled thereto as specified in the register of holders of the Subordinated Debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Subordinated Debentures will be made to the Person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. The Company may at any time designate additional paying agents for the Subordinated Debentures or rescind the designation of any paying agent for the Subordinated Debentures; however, the Company will at all times be required to maintain a paying agent in New York, New York and each place of payment for the Subordinated Debentures.

    Any moneys deposited with the Debenture Trustee or any paying agent for the Subordinated Debentures, or then held by the Company in trust, for the payment of the principal of or interest on the Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holder of such Subordinated Debenture will thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

REGISTRAR AND TRANSFER AGENT

    The Debenture Trustee will act as the registrar and the transfer agent for the Subordinated Debentures. Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed) in New York, New York or at the office of the registrar in Boston, Massachusetts. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that the Company maintains a transfer agent in New York, New York. The Company may at any time designate additional transfer agents with respect to the Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Subordinated Debentures so selected for redemption, except, in the case of any Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

MODIFICATION OF INDENTURE

    The Company and the Debenture Trustee may, from time to time without the consent of the holders of the Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

DEBENTURE EVENTS OF DEFAULT

    The Indenture provides that any one or more of the following described events with respect to the Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Subordinated Debentures:

        (i) failure for 30 days to pay any interest on the Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extended Interest Payment Period); or

        (ii) failure to pay any principal on the Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

        (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Subordinated Debentures; or

        (iv) certain events in bankruptcy, insolvency or reorganization of the Company.

    The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture

Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

    The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

    If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

    If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, MVBI Capital may become subject to the reporting obligations under the Exchange Act. The Company has the right under the Indenture to set-off any payment made to such holder of Preferred Securities by the Company in connection with a Direct Action.

    The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities--Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

    The Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and any Person may not consolidate with or merge into the Company or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to the Company, unless (i) in the event the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture the Company's obligations on the Subordinated Debentures issued under the Indenture, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions as prescribed in the Indenture are met.

SATISFACTION AND DISCHARGE

    The Indenture will cease to be of further effect (except as to the Company's obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and the Company will be deemed to have satisfied and discharged the Indenture when, among other things, all Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

GOVERNING LAW

    The Indenture and the Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Missouri.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

    The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

    The Company has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of MVBI Capital (provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities), (ii) not to voluntarily terminate, wind up or liquidate MVBI Capital, except upon prior approval of the Federal Reserve if then so required under applicable capital guidelines or policies of the Federal Reserve, and (a) in connection with a distribution of Subordinated Debentures to the holders of the Preferred Securities in liquidation of MVBI Capital, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause MVBI Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                         DESCRIPTION OF THE GUARANTEE

    The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee, State Street Bank and Trust Company, will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act and will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

    The Company will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that MVBI Capital may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of MVBI Capital (the "Guarantee Payments"), will be subject to the
Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that MVBI Capital has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that MVBI Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of MVBI Capital (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution, to the extent MVBI Capital has funds available therefor at such time, and (b) the amount of assets of MVBI Capital remaining available for distribution to holders of Preferred Securities in liquidation of MVBI Capital. The obligation of the Company to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing MVBI Capital to pay such amounts to such holders.

    The Guarantee will not apply to any payment of Distributions except to the extent MVBI Capital has funds available therefor. If the Company does not make interest payments on the Subordinated Debentures held by MVBI Capital, MVBI Capital will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

STATUS OF THE GUARANTEE

    The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company in the same manner as the Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

    The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by MVBI Capital or upon distribution of the Subordinated Debentures to the holders of the Preferred Securities. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise is subject to the prior claims of creditors of the Bank, except to the extent the Company may itself be recognized as a creditor of the Bank. The Company's obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

    An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

    Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against MVBI Capital, the Guarantee Trustee or any other Person.

    The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

    The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of MVBI Capital, or (c) distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

GOVERNING LAW

    The Guarantee will be governed by and construed in accordance with the laws of the State of Missouri.

EXPENSE AGREEMENT

    The Company will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom MVBI Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of MVBI Capital, other than obligations of MVBI Capital to pay to the holders of the Preferred Securities or other similar interests in MVBI Capital of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of MVBI Capital may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

                 RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                 THE SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

    Payments of Distributions and other amounts due on the Preferred Securities (to the extent MVBI Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and MVBI Capital believe that, taken together, the obligations of the Company under the Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of MVBI Capital under the Preferred Securities. If and to the extent that the Company does not make payments on the Subordinated Debentures, MVBI Capital will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when MVBI Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

SUFFICIENCY OF PAYMENTS

    As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the Distribution Rate and Distribution and other payment dates for the Preferred Securities, (iii) the Company will pay for all and any costs, expenses and liabilities of MVBI Capital (except the obligations of MVBI Capital to holders of the Preferred Securities), and (iv) the Trust Agreement further provides that MVBI Capital will not engage in any activity that is not consistent with the limited purposes of MVBI Capital.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

    A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, MVBI Capital or any other Person. A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF MVBI CAPITAL

    The Preferred Securities evidence a preferred undivided beneficial interest in the assets of MVBI Capital. MVBI Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from MVBI Capital (or from the Company under the Guarantee) if and to the extent MVBI Capital has funds available for the payment of such Distributions.

RIGHTS UPON TERMINATION

    Upon any voluntary or involuntary termination, winding-up or liquidation of MVBI Capital involving the liquidation of the Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by MVBI Capital, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of MVBI Capital (other than the obligations of MVBI Capital to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    The following is a summary of the material United States federal income tax considerations that may be relevant to the purchasers of Preferred Securities which has been passed upon by Armstrong, Teasdale, Schlafly & Davis, counsel to the Company and MVBI Capital insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership, and disposition of Preferred Securities may differ from the treatment described below.

    No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion generally focuses on holders of Preferred Securities who are individual citizens or residents of the United States and who acquire Preferred Securities on their original issue at their offering price and hold Preferred Securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, such investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

    The Company intends to take the position that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Subordinated Debentures. No assurance can be given, however, that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

CLASSIFICATION OF MVBI CAPITAL

    Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), MVBI Capital will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities generally will be treated as owning an undivided beneficial interest in the Subordinated Debentures, and each holder will be required to include in its gross income any OID accrued with respect to its allocable share of the Subordinated Debentures whether or not cash is actually distributed to such holder.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

    Because the Company has the option, under the terms of the Subordinated Debentures, to defer (so long as no Debenture Event of Default has occurred and is continuing) payments of interest by extending interest payment periods for up to 20 consecutive quarters, all of the stated interest payments on the Subordinated Debentures will be treated as OID. Holders of debt instruments issued with OID must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. Generally, all of a holder's taxable interest income with respect to the Subordinated Debentures will be accounted for as OID. Actual payments and distributions of stated interest will not, however, be separately reported as taxable income. The amount of OID that accrues in any quarter will approximately equal the amount of the interest that accrues on the Subordinated Debentures in that quarter at the stated interest rate. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of the interest payment due at the end of the extended interest payment period on an economic accrual basis over the length of the extended interest payment period.

    Because income on the Preferred Securities will constitute interest income generally and OID specifically, corporate holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

    Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Subordinated Debentures with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF MVBI CAPITAL

    Under certain circumstances, as described under "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination," the Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of MVBI Capital. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an aggregate tax basis in the Subordinated Debentures received in the liquidation equal to such holder's aggregate tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Subordinated Debentures so received in liquidation of MVBI Capital would include the period for which such holder held the Preferred Securities.

    If, however, a Tax Event occurs which results in MVBI Capital being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the Preferred Securities. Under certain circumstances described herein, the Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination."

DISPOSITION OF PREFERRED SECURITIES

    A holder that sells Preferred Securities will recognize gain or loss equal to the difference between the amount realized on the sale of the Preferred Securities and the holder's adjusted tax basis in such Preferred Securities. A holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by OID previously includible in such holder's gross income to the date of disposition and decreased by payments received on the Preferred Securities to the date of disposition. Such gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year at the time of sale.

    The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder that disposes of its Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which basis will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

EFFECT OF PROPOSED CHANGES IN TAX LAWS


    On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the "1996 Proposed Legislation") if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the "Joint Statement") indicating their intent that certain legislative proposals initiated by the Clinton administration, including the 1996 Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of "appropriate Congressional action." In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement. Neither the 1996 Proposed Legislation nor similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "1997 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. The proposed budget also contains a provision that would deny a deduction to corporate issuers for interest or OID with respect to debt instruments that have a maximum term of more than 40 years (including rights to extend, renew or relend), or are payable in stock of the issuer or a related party. The U.S. Treasury Department's summary of the 1997 Proposed Legislation states that the above provisions regarding the deduction of interest would generally be effective for instruments issued on or after the date of first Congressional committee action with respect to the 1997 Proposed Legislation. The Ways and Means Committee began a full committee hearing on the President's fiscal 1998 budget on February 11, 1997. There can be no assurance that the effective date guidance in the administration's proposal will be adopted if the proposed change to the tax law is enacted, or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures. Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after, March 31, 2002. See "Description of the Subordinated Debentures--Redemption or Exchange" and "Description of the Preferred Securities--Redemption or Exchange--Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."


BACKUP WITHHOLDING AND INFORMATION REPORTING

    The amount of OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the Internal Revenue Service.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                             ERISA CONSIDERATIONS

    Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

    In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which the Company or an affiliate is a fiduciary or Plans for which the Company or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

    As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel.

                                 UNDERWRITING

    Stifel, Nicolaus & Company, Incorporated (the "Underwriter"), has agreed, subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, to purchase from MVBI Capital 520,000 Preferred Securities. The Underwriter has agreed in the Underwriting Agreement, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased.

    The Underwriter has advised MVBI Capital that it proposes initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $   per Preferred Security. The
Underwriter may allow, and such dealers may reallow, a discount not in excess
of $   per Preferred Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Subordinated Debentures of the Company, the Underwriting Agreement provides that the Company will pay as compensation to the Underwriter arranging the investment therein of such proceeds, an amount
in immediately available funds of $    per Preferred Security (or $        in
the aggregate) for the account of the Underwriter.


    MVBI Capital has granted the Underwriter an option to purchase up to an additional 78,000 Preferred Securities at the initial public offering price. Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriter exercises its option to purchase additional Preferred Securities, MVBI Capital will issue and sell to the Company additional Common Securities in such aggregate Liquidation Amount as is required for the Company to continue to hold Common Securities in an aggregate liquidation amount equal to at least 3% of the total capital of MVBI Capital and the Company will issue and sell to MVBI Capital Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option.


    During a period of 30 days from the date of this Prospectus, neither MVBI Capital nor the Company will, subject to certain exceptions, without the prior written consent of the Underwriter, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Subordinated Debentures or any debt securities substantially similar to the Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for Subordinated Debentures and the Preferred Securities offered hereby).

    Applicaton has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market. The Underwriter has advised MVBI Capital that it presently intends to make a market in the Preferred Securities after the commencement of trading on The Nasdaq Stock Market's National Market, but no assurances can be made as to the liquidity of such Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. The Underwriter will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.

    MVBI Capital and the Company have agreed to indemnify the Underwriter against, or contribute to payments that the Underwriter may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

    The Underwriter engages in transactions with, and, from time to time, has performed services for, the Company and its subsidiaries in the ordinary course of business.

                            VALIDITY OF SECURITIES

    Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of MVBI Capital will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and MVBI Capital. Certain legal matters for the Company and MVBI Capital, including the validity of the Guarantee and the Subordinated Debentures will be passed upon for the Company and MVBI Capital by Armstrong, Teasdale, Schlafly & Davis, St. Louis, Missouri, counsel to the Company and MVBI Capital. Certain legal matters will be passed upon for the Underwriter by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri. Armstrong, Teasdale, Schlafly & Davis and Lewis, Rice & Fingersh, L.C., will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Company by Armstrong, Teasdale, Schlafly & Davis.

                                    EXPERTS

    The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following document, previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Exchange Act, is incorporated herein by reference:

        The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

    All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Preferred Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO PAUL M. STRIEKER, EXECUTIVE VICE PRESIDENT, CONTROLLER AND CHIEF FINANCIAL OFFICER, MISSISSIPPI VALLEY BANCSHARES, INC., 700 CORPORATE PARK DRIVE, ST. LOUIS, MISSOURI 63105. TELEPHONE REQUESTS MAY BE DIRECTED TO (314) 268-2580.

                             AVAILABLE INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company and MVBI Capital with the Commission under the Securities Act, with respect to the Preferred Securities and the Subordinated Debentures. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, although it does include a summary of the material terms of the Indenture and the Trust Agreement. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company, MVBI Capital, the Preferred Securities and the Subordinated Debentures. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains in Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    No separate financial statements of MVBI Capital have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of MVBI Capital will be owned by the Company, a reporting company under the Exchange Act, (ii) MVBI Capital has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of MVBI Capital and investing the proceeds thereof in Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of MVBI Capital under the Indenture and pursuant to the Trust Agreement, the Guarantee issued by the Company with respect to the Preferred Securities, the Subordinated Debentures purchased by MVBI Capital and the related Indenture, taken together, constitute, in the belief of the Company and MVBI Capital, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Subordinated Debentures" and "Description of the Guarantee."

    MVBI Capital is not currently subject to the information reporting requirements of the Exchange Act. MVBI Capital will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive an exemption therefrom.

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                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----

Prospectus Summary...........................................     2

Selected Consolidated Financial Data.........................     6

Risk Factors.................................................     7

Use of Proceeds..............................................    12

Market for the Preferred Securities..........................    12

Accounting Treatment.........................................    12

Capitalization...............................................    13

Description of the Preferred Securities......................    14

Description of the Subordinated Debentures...................    24

Description of the Guarantee.................................    31

Relationship Among the Preferred Securities, the Subordinated
  Debentures and the Guarantee...............................    33

Certain Federal Income Tax Consequences......................    34

ERISA Considerations.........................................    37

Underwriting.................................................    38

Validity of Securities.......................................    39

Experts......................................................    39

Incorporation of Certain Documents by Reference..............    39

Available Information........................................    40

                              ------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, MVBI CAPITAL OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

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                         520,000 PREFERRED SECURITIES

                              MVBI CAPITAL TRUST

              FLOATING RATE CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY

                              MISSISSIPPI VALLEY
                               BANCSHARES, INC.

                               PARENT COMPANY OF
                                SOUTHWEST BANK

                              ------------------

                                  $13,000,000
                                 FLOATING RATE
                            SUBORDINATED DEBENTURES
                                      OF
                              MISSISSIPPI VALLEY
                               BANCSHARES, INC.

                              ------------------
                                  Prospectus
                                         , 1997
                              ------------------

                          STIFEL, NICOLAUS & COMPANY
                                 INCORPORATED

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